UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

TOYOHIRA SEIKOU KABUSHIKI KAISHA

(Name of Subject Company)

TOYOHIRA STEEL CORPORATION

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

JFE Holdings, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Takehiko Ando JFE Holdings, Inc. 2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo Japan 100-0011 Tel: +81-3-3597-3894

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of the Notice dated January 11, 2011 of the Extraordinary General Meeting of Shareholders of TOYOHIRA STEEL CORPORATION.

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press releases included as Exhibits 1.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

JFE Holdings, Inc. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JFE Holdings, Inc.

By:	/s/ HIDEKI IWANAMI
Name: Hideki Iwanami
Title: Senior Vice President

Date: January 12, 2011